[GRAPHIC OMITTED]
                                      ATNG


                                  June 7, 2001

                  VIA EDGAR TRANSMISSION AND OVERNIGHT DELIVERY

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

     Re:    ATN  Group,  Inc.;
            Registration Statement on Form SB-2, File No. 333-48682 Filing Date: October 26, 2000
            Request  for  Withdrawal  of  Application

Ladies and Gentlemen:

     ATN Group, Inc. (the "Company"), hereby requests pursuant to Rules 477 and 478(c) of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form SB-2, including all amendments and exhibits thereto (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission"). The Registration Statement is being withdrawn because the Company has decided at this time not to pursue the registration of the Initial Public Offering. There was no circulation of preliminary prospectuses or proxy statements in connection with the proposed merger, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were offered or sold pursuant to the Registration Statement.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a)  of  Rule  477.

     Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (901) 818-4888.

     If you have any questions regarding this request for withdrawal, please contact Alan W. Peryam, Esq., counsel for the Company, at (303) 866-0900.

                                          Sincerely,

                                          /s/  Tag Chong "Teddy" Kim
                                          Tag  Chong  "Teddy"  Kim
                                          Chairman and Chief Executive Officer

cc:    Alan W. Peryam, Esq.
       Brian  Bosien, Esq.

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6401 Poplar  Ave., Suite 330, Memphis, Tennessee  38119 - Ph:  (901) 818-4880 -
                              Fax: (901) 818-4888


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